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                                                               December 12, 2006



United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20539
Attention:  Kate McHale, Mail Stop 4561

         Re: Terra Nova Financial Group, Inc. (formerly known as) Rush Financial Technologies, Inc. (the "Company") Registration Statement on Form SB-2
                  Filed July 31, 2006
                  File No. 333-136194

Dear Ms. McHale:

         We are filing today the revised Form SB-2 for the Company and are responding to each of your comments in your letter dated November 27, 2006 in the Form SB-2 and as discussed below.

         We are also sending courtesy copies of the Form SB-2, marked to show changes from the prior filing. Page references described in this letter pertain to the clean courtesy copy and not necessarily to either the marked version. Each of your comments is re-written below followed by the Company's response.

         Please note that we have increased the number of selling shares to 115,000,000. The shares are part of the shares converted from the Series E Preferred Shares upon the amendment of the Articles of Incorporation on October 16, 2006. The Series E Preferred Shares were issued on May 19, 2006 prior to the filing of the Form SB2. This increase is being made to comply with the Company's obligations to register one-half of the associated shares under the Registration Rights Agreement with the shareholders.

United States Securities and Exchange Commission
December 12, 2006
Page 2

General
-------

1. We note your responses to our previous comment 1; however, you did not address the last bullet point of our question. Therefore, we reissue this part of the comment:

         Please provide the staff with the following additional information regarding the issuance of the Series E Preferred Stock and the warrants associated therewith:

               o the gross proceeds from the offering, a list of the offering costs and the net proceeds to the Company.

                           Net Proceeds from Offering
         -----------------------------------------------------------------------

         Proceeds from sale of preferred stock                     $35,000,000

         Escrow fee                                                      1,625
         Commission                                                  2,171,050
         Legal fees                                                    101,504
         Accounting fees                                                48,523
         Travel/meals expense                                           42,892
         Transaction fee                                               140,000
                                                                 -------------
         Offering costs                                              2,505,593

         Net proceeds to the Company                               $32,494,407
                                                                 -------------

2. We note that some changes in your registration statement were not blacklined. Please make sure your next amendment reflects all changes to facilitate the staff's review.

We apologize for the oversight, and we will make every effort to insure that the staff receives a properly redlined version with this amendment.

3. Please note the updating requirements of rule 310(g) of Regulation S-B and provide your most recent stub period financials. In addition, please include a recent developments section in the footnotes to your financial statements which discusses material events that occurred after September 30.

The registration statement contains updated interim financial statements as of the most recent date of September 30, 2006.

United States Securities and Exchange Commission
December 12, 2006
Page 3


4. Please attach all outstanding exhibits, including the registration rights agreement to which you refer on page 19.

Exhibits attached include the Company's Bylaws, the Registration Rights Agreement, a form of opinion of Andrews Kurth LLP and the Auditor Consents.

The Acquisition, page 3
-----------------------

5. In the second paragraph of this section, please disclose exactly how many shares were converted in September pursuant to the Series E Preferred and the Warrants issued. Please reconcile these numbers with the selling shareholders table totals on page 22 which appear to differ.

Please note the expanded analysis of the selling shareholders table, and the disclosure of shares converted totaling 233,333,347 and related warrants totaling 131,128,667, in the second paragraph under "The Acquisition".

6. Revise the disclosures on page 4 to indicate 2005 revenues for RushGroup Technologies and RushTrade Securities.

RushGroup revenues of approximately $7,000 and RushTrade revenues in excess of $2,200,000 have been added to the summary on page 4.

Selected Financial Information, page 5
--------------------------------------

7. Either revise or advise the staff as to why the "Loss attributable to common stockholders" and "Net loss per common share" are different herein that the numbers presented on page F-52 of the financial statements.

Please note the revision on page 5 to provide consistency.

Risk Factors
------------
Our Past Due Obligations.... Page 13
------------------------------------

8. Revise to estimate the amounts past due and management's intentions regarding repayment.

The additional information requested appears on page 14.

Selling Shareholders, page 23
-----------------------------

9. Revise and reorder the listing of selling shareholders. In this regard, start the list with all selling shareholders who are broker/dealers or affiliates of broker/dealers. Add a subcaption and indicate these are "Underwriters". Include a second subcaption, "Other selling shareholders" for those not broker/dealers or affiliated with broker/dealers and who can make the representations that they bought in the ordinary course of business and, at the time of the purchase, the seller had no agreements,

United States Securities and Exchange Commission
December 12, 2006
Page 4


     understandings, directly or indirectly, with any person to distribute the securities. If these representations cannot be made, include those holders under the subcaption "Underwriters".

The tables have been revised as requested.

Plan of Distribution, page 24
-----------------------------

10. Revise the second full paragraph to delete the phrase, "other than in an ordinary brokerage transaction".

This phrase has been deleted.

Legal Proceedings, page 30
--------------------------

11. Please refer to comments 23 and 24 in our letter dated August 30, 2006. In response to our comments, you state that you have "added disclosure on page 30" to address our comments. However, we do not find any new or modified language responsive to our comments, Please advise or revise.

The following paragraph was revised to describe the additional measures the Company has taken to prevent such violations of U.S. economic sanctions and export controls.

"Other than this pending matter, the Company is not aware of, and has a policy against, any past, present or future contacts with any citizen of Iran or its government. The measures we have implemented to insure compliance with the policy going forward are the following: insure that all new accounts are reviewed and approved by a manager, implement an additional review of all new accounts using a third party vendor to review OFAC and Patriot Act compliance, from a system perspective eliminate the option of an Iranian citizenship in the system that manages the account/customer related data, and perform credit checks on each new customer. This incidental, unintended provision of a securities trading account to a single individual account is not believed to impose any material investment risk to a purchaser of our shares. The potential OFAC penalty has been reserved for in our financial statement since 2004 and the total amount thereof is under negotiation and well within the amount reserved. In addition, we are not aware of any investment in our shares by US or state agencies that require reporting and disclose of companies that have done any business in countries such as Iran that are listed by the US State Department as state sponsors of terrorism."

United States Securities and Exchange Commission
December 12, 2006
Page 5


MD & A
------
Six Months Ended June 30, 2006, page 38
---------------------------------------

12. Revise to briefly discuss the events and/or transactions resulting in the Net Loss attributable to common shareholders of $21,097,567, including the impact on future periods.

Net loss attributable to common shareholders was $26,642,800 for the nine months ended September 20, 2006. The loss was concentrated primarily in two areas, the operating loss attributable to the Company prior to the Acquisition, for which many changes have been implemented to reduce such operating loss; and the non-cash charge for the beneficial conversion of Series E Preferred (a one-time entry) and 123R related expenses (which will continue over a period of 2 1/2 years).

Liquidity, page 40
------------------
Cash Flows from Operating Activities, page 41
---------------------------------------------

13. Noting the significant decrease in accounts receivable, briefly describe the reasons for the decrease.

The increase in the June 30th accounts receivable is primarily a result of the increase in the accounts receivable relating to the Acquisition, the word "decrease" was used instead of increase. The Company has properly described the September 30th, 2006 changes in more detail.

Recent Sales of Unregistered Securities, page II-2
--------------------------------------------------

14. We are unable to locate footnote 2 or 3 in the table you have provided: please clarify, in addition, add a column to the table and include the caption "# of purchasers" or indicate in each footnote.

Footnote 2 and 3 are added as well as a new column added quantifying the number of purchasers.

Exhibit Index, page II-5
------------------------

15. You state that you have filed the company's currently effective bylaws with this amendment but the exhibit index still incorporates them by reference and they do not appear to be filed on Edgar. Please reconcile.

The bylaws are filed as Exhibit 3.2.

United States Securities and Exchange Commission
December 12, 2006
Page 6


Legality Opinion, Exhibit 5.1
-----------------------------

16. In the first paragraph on page 2, you limit your opinion to the addressee. Please clarify that you are making your opinion available to the shareholders of Terra Nova Financial Group, Inc., successor to Rush Financial Technologies, Inc.

Revised as requested.  See Exhibit 5.1.

17. In addition, in the last sentence of this same paragraph, you "disclaim any responsibility to update this opinion:" please remove this sentence unless you intend to file an opinion concurrently with the request for acceleration. Alternatively, you may disclaim any responsibility to update your opinion subsequent to effectiveness of the registration statement.

We have addressed this by providing a form of opinion to be delivered concurrently with the request for acceleration. See Exhibit 5.1.

Please contact the undersigned with your further questions and comments.

                                                     Sincerely,

                                                     /s/ Ronald L. Brown

                                                     Ronald L. Brown